Tocqueville Trust
40 West 57th Street, 19th Floor
New York, New York 10019

February 17, 2021

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: TOCQUEVILLE TRUST (the “Registrant” or the “Trust”)
File Nos. 033-08746 and 811-04840

Dear Ms. Fettig:

This correspondence is being filed in response to the oral comments provided to Adam Smith of U.S. Bancorp Fund Services, LLC on January 28, 2021 regarding your review of the recent shareholder report filed on Form N-CSR and Form N-CEN by the Registrant for the fiscal year ended October 31, 2020 and the registration statement filed on Form N-1A by the Registrant on February 28, 2020. For your convenience in reviewing the Registrant’s responses, your comments are included in bold typeface immediately followed by the Registrant’s responses.

The Registrant’s responses to your comments are as follows:

Form N-CSR

1.Comment: The Staff notes that the Tocqueville Opportunity Fund has exposure to options contracts, but that derivatives are not discussed in the Management Discussion of Fund Performance (“MDFP”). To the extent the Fund’s performance was materially affected by the derivative exposure, the MDFP in future filings should include a discussion of the impact thereof.

Response: The Registrant responds by confirming that for the fiscal year ended October 31, 2020, the Tocqueville Opportunity Fund’s performance was not materially affected by exposure to derivatives. The Registrant further responds by supplementally stating that in future filings it will include a discussion about derivatives in the Fund’s MDFP to the extent derivatives materially affected the Fund’s performance during the most recently completed fiscal year.

2.Comment: The Staff notes that the performance of Tocqueville Phoenix Fund is compared against the Russell 2000 Total Return Index and the Russell 2000 Value Total Return Index. However, in prior filings the Fund’s performance was compared against the Russell 2000 Total Return Index and the S&P 500® Total Return Stock Index. If the Fund changed its benchmark, the Fund is required to explain the reason for the change and compare the Fund’s performance against both the new and former indexes. Please see Instruction 7 to Item 27(b)(7) of Form N-1A.

Response: The Registrant responds by confirming that the Russell 2000 Value Total Return Index replaced the S&P 500® Total Return Stock Index as an additional broad-based index, but that Russell 2000 Total

Return Index remains the Tocqueville Phoenix Fund’s primary index. Accordingly, the Registrant determined that the disclosure required by Instruction 7 to Item 27(b)(7) of Form N-1A is not required.

3.Comment: For future filings, please incorporate into the Notes to Financial Statements the disclosure required by FASB ASC 946-10-50-1.

Response: The Registrant responds by supplementally confirming that future filings will include the following disclosure in the Notes to Financial Statements:

“The Trust is an investment company following accounting and reporting guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services — Investment Companies (“ASC Topic 946”).”

4.Comment: In future filings, if applicable, please disclose either in the body of the statements or the Notes to Financial Statements the average interest rate on borrowings. Please see Rule 6-07 3 of Regulation S-X.

Response: The Registrant responds by supplementally confirming that, if applicable, it will disclose in future filings the average interest rate on borrowings.

Form N-CEN

5.Comment: The Staff notes that a line of credit is available to all series of the Trust. However, Item C.20 of Form N-CEN lists only the Tocqueville Fund as a shared credit user. Please modify future filings as applicable.

Response: The Registrant responds by noting that for future filings it will review the instructions to Form N-CEN and, if applicable, modify its responses to Item c.20 to include all series of the Trust as shared credit users.

Form N-1A

6.Comment: The Staff notes that the Portfolio turnover rate for the Tocqueville Opportunity Fund decreased from 133% for the fiscal year ended October 31, 2019 to 30% for the fiscal year ended October 31, 2020. If the Registrant considers this change to be a significant variation, please include an explanation for such variation. Also, the Staff notes that for the fiscal years ended October 31, 2019, 2018, 2017 and 2016, the Tocqueville Opportunity Fund’s portfolio turnover rate exceeded 100%. If active management part of the Fund’s strategy, please consider adding appropriate risk disclosure.

Response: The Registrant responds by supplementally confirming that the decrease in the Tocqueville Opportunity Fund’s portfolio turnover rate for the two most recently completed fiscal years is considered a significant variation, and will include the following explanation for such variation:

“The decrease in the portfolio turnover from 2019 to 2020 was due to a change in Fund’s portfolio manager in November 2019.”

The Registrant further responds by supplementally confirming that it will review the instructions to Item N-1A and consider whether to include active management risk as a principal risk of the Tocqueville Opportunity Fund.

7.Comment: The Staff notes the Tocqueville Opportunity Fund’s principal investment strategy is to invest primarily in the common stocks of small and mid cap companies, and defines small cap companies as companies with a market capitalization of less than $3 billion and mid cap companies as companies with a market capitalization between $3 billion and $30 billion. However, the Staff notes that according to the Fund’s fact sheet, the weighted average market capitalization of the stocks held by the Fund is $46.5 billion and the median market capitalization is $27.4 billion. Please supplementally confirm how the Fund’s portfolio, as currently constructed, ties to investing primarily in the common stocks of small and mid cap companies.

Response: The Registrant responds by supplementally stating that the Tocqueville Opportunity Fund measures market capitalization at the time of initial purchase, and confirming that the Fund’s portfolio is invested primarily in the common stocks of companies, that, at the time of initial purchase, met the definition of small and mid cap companies.

The Registrant further responds by supplementally stating that, given increases to market capitalizations, it intends to revise the Fund’s definition of mid cap companies as companies with a market capitalization between $3 billion and $100 billion.

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If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

/s/ Adam W. Smith

Adam W. Smith
For U.S. Bancorp Fund Services, LLC